

Financial Statements as of 5/6/20:
Consolidated Balance Sheet
Consolidated Income Statement
Consolidated Equity Statement
Consolidated Cash Flow Statement

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	100.00
Accounts receivable, net	$	-
Inventory	$	-
Loans receivable - related party	$	-
Prepaid expenses and other current assets	$	-
TOTAL CURRENT ASSETS	$	100.00

PROPERTY AND EQUIPMENT

Property and equipment, net	$	-

OTHER ASSETS

Intangible assets, net	$	-
Deposits	$	-
TOTAL OTHER ASSETS	$	-

TOTAL ASSETS	$	100.00

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$	-
Accounts payable	$	-
Credit cards payable	$	-
Warranty reserve	$	-
Accrued expenses	$	-
Sales tax payable	$	-
Deferred revenue	$	-
TOTAL CURRENT LIABILITIES	$	-

TOTAL LIABILITIES	$	-

SHAREHOLDERS' EQUITY

Founder Stock: Authorized 10,000,000 shares

10,000,000 shares issued and outstanding, $0.00001 par value.	$	100.00
Additional paid-in capital	$	-
Retained earnings	$	-

TOTAL SHAREHOLDERS' EQUITY	$	100.00

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	100.00

REVENUES	$	-
(COST) OF GOODS SOLD	$	-
GROSS PROFIT/(LOSS)	$	-

OPERATING EXPENSES

Advertising and marketing	$	-
Bank fees	$	-
Bonus and commission	$	-
Contractors and consultants	$	-
Depreciation expense	$	-
Insurance expense	$	-
IT expense	$	-
Legal and professional fees	$	-
Licenses	$	-
Meals and entertainment	$	-
Miscellaneous expenses	$	-
Office supplies	$	-
Payroll expense	$	-
Postage and delivery	$	-
Rent and lease	$	-
Research and development	$	-
Travel	$	-
Utilities	$	-
TOTAL OPERATING (EXPENSES)	$	-
NET OPERATING INCOME/(LOSS)	$	-
OTHER INCOME/(EXPENSE)	$	-
TOTAL OTHER INCOME/(EXPENSE)	$	-
NET INCOME/(LOSS)	$	-
OTHER COMPREHENSIVE INCOME/(LOSS)	$	-
TOTAL COMPREHENSIVE INCOME/(LOSS)	$	-

Activity	Founder Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)
	Shares	Amount		
BEGINNING BALANCE, MAY 6, 2020 (INCEPTION)	-	$ -	$ -	$ -
Contributions	10,000,000	$ 100.00	$ -	$ -
Other comprehensive gain/(loss)	-	$ -	$ -	$ -
Net income	-	$ -	$ -	$ -
ENDING BALANCE, MAY 6, 2020	10,000,000	$ 100.00	$ -	$ -

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss $ -

**Adjustments to reconcile net income to net
cash provided by operating activities:**
Depreciation expense $ -

(Increase) decrease in assets:
Accounts receivable $ -
Inventory $ -
Prepaid expenses and other current assets $ -
Security deposit $ -

Increase (decrease) in liabilities:
Accounts payable $ -
Credit cards payable $ -
Warranty reserve $ -
Sales tax payable $ -
Deferred revenue $ -
Accrued expenses $ -
CASH USED FOR OPERATING ACTIVITIES $ -

CASH FLOWS FROM INVESTING ACTIVITIES
Cash used for fixed assets $ -
Issuance of notes receivable - related party $ -
Cash used for intangible assets $ -
CASH PROVIDED BY (USED FOR) FINANCING ACT $ -

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of founder stock $ 100.00
CASH PROVIDED BY INVESTING ACTIVITIES $ 100.00

NET INCREASE (DECREASE) IN CASH $ 100.00

CASH AT BEGINNING OF YEAR $ -

CASH AT END OF YEAR $ 100.00

CASH PAID DURING THE YEAR FOR:
INTEREST $ -

SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:
STOCK ISSUANCE IN EXCHANGE FOR ASSETS $ -

RESPIRVENT SBC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
MAY 6, 2020

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of RespirVent SBC (the "Company"). The financial statement only include information from inception (May 6, 2020).

RespriVent SBC was incorporated in the State of Minnesota on May 6, 2020.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of RespirVent SBC.
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of ten million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of May 6, 2020, 10,000,000 shares have been issued and are outstanding.

4. **Subsequent Events**

The Company has evaluated subsequent events through May 6, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.